Exhibit 99.1

Vipshop Announces the Appointment of New Independent Director

Guangzhou, China, March 22, 2013 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced that the Company has enhanced the independence of its Board of Directors (the “Board”) through the appointment of Mr. Chun Liu as a new independent director, effective March 22, 2013. Mr. Liu replaces Mr. Xing Peng, a non-independent director, who voluntarily tendered his resignation from his position as director of the Board on the same day. Mr. Liu will also succeed Mr. Frank Lin, an existing director of the Company, in his role as a member of the Audit Committee of the Board.

Mr. Chun Liu is currently the vice president and managing director of Sohu.com Inc., and chief operating officer of Sohu Video. Prior to joining Sohu, Mr. Liu worked with Phoenix TV from 2000 to 2011. His last position was Executive Director and the head of Phoenix TV Beijing Program Center. Earlier in his career, Mr. Liu worked in the Youth Division and News Commentary Department in CCTV, China’s state television broadcaster. As the executive producer of a famous program “News Investigation”, he produced dozens of award winning documentaries. Mr. Chun Liu received an EMBA degree from Cheung Kong Graduate School of Business in China and a Master’s degree from the Communication University of China.

“We are delighted to enhance and expand our Board with the appointment of Mr. Liu. The appointment of Mr. Liu as independent director reflects our ongoing commitment to strengthening our corporate governance practice.” commented Mr. Eric Ya Shen, Chairman and CEO of Vipshop. “We also wish to express our sincere gratitude to Mr. Xing Peng for his service to Vipshop as our director and wish him continued success in his future endeavors.”

Concurrently with the appointment of Mr. Liu as a new director, the Board has determined that the existing directors Messrs. Kathleen Chien, Frank Lin, Xing Liu and Nanyan Zheng are independent directors of the Company as defined under Section 303A of the NYSE Listed Company Manual related to corporate governance standards. As a result of the appointment of Mr. Liu and resignation of Mr. Peng, the company has a majority independent board and fully independent audit, compensation and corporate governance and nominating committees.

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vipshop.com

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@Vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@Vipshop.com